Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

January 10, 2022

Re:	Highland Transcend Partners I Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed December 9, 2021 File No. 333-260452

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attn:	Cara Wirth Mara Ransom Scott Stringer Adam Phippen

Ladies and Gentlemen:

On behalf of our client, Highland Transcend Partners I Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated January 4, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed December 9, 2021

Risk Factors

“We may redeem unexpired warrants prior to their exercise ....”, page 94

1.	We note your amended disclosure in response to comment 8 on page 94, which states that the closing price of your Class A ordinary shares equals or exceeds the $18.00 per share threshold. However, we note that your Class A ordinary shares are currently trading below $18.00. Please revise your disclosure to reflect the current trading price of your Class A ordinary shares or explain the basis for your disclosure.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Amended Registration Statement accordingly.

Background of the Business Combination, page 129

2.	We note your amended disclosure in response to comment 16. With respect to the revised draft of the merger agreement circulated on August 17, 2021, please provide additional details or discussions surrounding the Board’s determination to maintain the provision regarding the Board’s inability to change its recommendation, but remove limitations on the Board’s right to change its recommendation in the event its fiduciary duties require it do so.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151 of the Amended Registration Statement accordingly.

3.	We note your amended disclosure in response to comment 18, including that “[i]n connection with the meeting, an introductory presentation, organizational materials, working group lists and related materials were prepared and circulated by J.P. Morgan’s M&A Advisory Group to participants prior to the introductory kick-off call.” With respect to the introductory presentation and any materials that are materially related to the transaction, please provide the disclosure required by Item 1015(b) of Regulation M-A or tell us why you are not required to do so.

Response:	In response to the Staff’s comment, the Company notes that the presentations prepared and presented by J.P. Morgan’s M&A Advisory Group, financial advisor to Packable, at the June 21, 2021 kick-off call were administrative in nature and included items such as illustrative timelines and contact lists. The Company, after careful consideration, has determined that these materials therefore do not constitute a report within the meaning of Item 1015 of Regulation M-A.

4.	We note your amended response to comment 22. Please provide additional detail regarding the comparable precedent transactions, specifically regarding the data that was relied upon to determine the earnout shares and milestones. Additionally, please revise the description of the comparable companies analysis provided on page 138 to include the names of the companies, the categories that they represented (vertical SaaS, online marketplace, and ecommerce enablement platform companies) and each of their respective metrics.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 147, 149 and 154 of the Amended Registration Statement accordingly.

5.	We note your response to comment 23, however, you have not explained the role of Goldman Sachs. Please revise.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151 of the Amended Registration Statement to clarify that Goldman Sachs acted as Highland Transcend’s financial advisor.

6.	We note your response to comment 24 and reissue it in part. Your disclosure on page 215 states that you have five members of the board of directors but the table and description that precedes that disclosure seems to indicate that you have six members; please revise to clarify.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 241 of the Amended Registration Statement accordingly.

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7.	We note your response to comment 26 and we reissue it in part. Please revise to disclose how you initially determined the valuation of the consideration to be paid in connection with the transaction.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151 of the Amended Registration Statement accordingly.

U.S. Federal Income Tax Considerations, page 158

8.	Please revise this section to include the federal income tax consequences of the merger. In this regard, we note that Section 10.03 of the Agreement and Plan of Merger, filed as exhibit 2.1, provides that the First Blocker Merger and the First HTP Merger will be treated as a single integrated transaction that is treated as a reorganization within the meaning of Section 368(a) of the Tax Code and the Second Blocker Merger and the Second HTP Merger will be treated as a single integrated transaction that is treated as a reorganization within the meaning of Section 368(a) of the Tax Code. Please include a tax opinion from counsel that addresses the tax consequences of the merger or tell us why you are not required to do so. Please refer to Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin 19, and Item 601(b)(8) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that though the Merger Agreement indicates that the Blocker Mergers are intended to be treated as tax-free reorganizations pursuant to Section 368 of the Internal Revenue Code, none of the parties to the Merger Agreement (or their beneficial owners, including the SPAC shareholders) would be adversely affected if the Blocker Mergers failed to so qualify. Neither the SPAC nor the Blockers would incur any U.S. tax if the Blocker Mergers do not qualify as tax-free reorganizations. In addition, the beneficial owners of the Blockers are tax-exempt entities and non-U.S. persons, not subject to U.S. federal income tax, and so would not incur any U.S. tax if the Blocker Mergers do not qualify as tax-free reorganizations. None of the parties to the Merger Agreement (nor their beneficial owners, including the SPAC shareholders) relied on the qualification of the Blocker Mergers as a tax-free reorganization when approving the transaction, and all such parties (and their beneficial owners) are indifferent as to whether the Blocker Mergers in fact so qualify.

Conflicts of Interest, page 220

9.	We note your response to comment 42 and your statement on page 220 and in Section 50 of your Amended and Restated Memorandum and Articles of Association that “we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer on the one hand, and us, on the other.” Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 245 of the Amended Registration Statement accordingly.

Business of Packable

Overview, page 226

10.	We note your amended disclosure in response to comment 44. Please describe how you verify your customer reviews as actual purchasers and whether the total number of reviews across marketplaces includes any duplicate or reposted reviews. Please also tell us the number of consumer transactions to-date of your customers.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 252 and 267 of the Amended Registration Statement to indicate the number of reviews received by Packable on Amazon alone as well as the number of consumer transactions recorded as of December 31, 2021. The Company further advises the Staff that Packable relies on the marketplaces on which it operates to verify the legitimacy of, and otherwise monitor, customer reviews. Packable is not otherwise able to detect fraudulent reviews or determine if reviews were provided by customers who purchased Packable products on a particular marketplace. In addition, the Company has revised the disclosure on page 67 of the Amended Registration Statement to highlight this risk.

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Description of Securities

Certain Anti-Takeover Provisions of Delaware Law, the Proposed Charter and Proposed Bylaws, page 295

11.	We note your amended disclosure in response to comment 61. Please revise your description of the exclusive forum provision for New Packable to include the treatment of any claims brought under the Securities Act and the Exchange Act.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 330 of the Amended Registration Statement accordingly.

Highland Transcend Partners I Corp.
Financial Statements (As Restated) for the Period from October 12, 2020 (Inception) Through December 31, 2020

Notes to the Financial Statements

Net Loss Per Ordinary Share, page F-70

12.	Please explain why your footnote disclosure is not consistent with your presentation of earning per share on the face of the income statement. Please also address why your presentation of historical earnings per share for the year ended December 31, 2020 on page 58 and on the pro forma income statement on page 201 are not consistent.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62, 63, 223 and F-74 of the Amended Registration Statement accordingly to align the earnings per share presentation.

Financial Statements for the Three and Nine Months Ended September 30, 2021

Notes to Condensed Financial Statements

Note 2. Restatement of Previously Issued Financial Statements, page F-84

13.	In connection with your restatement to classify all Public Shares in temporary equity and to revise income (loss) per ordinary share calculations to allocate net income (loss) evenly to Class A and Class B ordinary shares please explain in detail the adjustments to weighted average shares outstanding (Class A and B) and why in some cases it appears loss per share turned to income per share. Please refer to the table on page F-85.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-90 of the Amended Registration Statement to remove the adjustments to weighted average shares outstanding (Class A and B) and updated the earnings per share calculations which maintains loss per share or income per share, as appropriate. If an entity has issued redeemable ordinary shares that are classified as temporary equity, this classification does not preclude the shares from being included in the calculation of basic and diluted earnings per share because the shares are not mandatorily redeemable and therefore are considered outstanding unless redeemed.

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Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc

Ian Friedman, Chief Executive Officer, Highland Transcend Partners I Corp.

Michael Davis, Davis Polk & Wardwell LLP

Lee Hochbaum, Davis Polk & Wardwell LLP

Sacha Ross, Cooley LLP

David I. Silverman, Cooley LLP

Nicolas H.R. Dumont, Cooley LLP

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